Exhibit 7.1

	2014	2013		2012	2011	2010
Other financial data	%	%		%	%	%
Dividend payout ratio (1)	(300.0)	—		—	—	1,389.4
Return on average total assets (2)	—	—		—	—	0.4
Return on average ordinary shareholders' equity (3)	—	—		—	—	17.8
Average owners' equity as a percentage of average total assets	9.0	4.2	*	3.3	2.4	2.2
Capital ratio - Tier 1	24.5	23.2		13.9	12.0	11.0
Total	33.9	26.1		19.8	17.5	15.8
Ratio of earnings to fixed charges only (4)
– including interest on deposits	0.83	0.73		0.13	0.89	1.27
– excluding interest on deposits	0.71	0.35		—	0.57	1.89

*restated

Notes:
(1)	Dividend payout ratio represents dividends declared on a per share basis as a percentage of net (loss)/profit attributable to ordinary shareholders.
(2)	Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(3)
Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(4)
For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2014 is €57 million (2013 - €142 million; 2012 - €887 million and 2011 - €186 million).